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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 66002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Equivest Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

21050 North Pima Road, Suite 100
(No. and Street)

Scottsdale (City) AZ (State) 85255 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Rosalie C. Carroll Telephone: (480) 325-2010
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Donald W. Stoker, P.C. Certified Public Accountant
(Name – *if individual, state last, first, middle name*)

5743 East Thomas Road, Suite 1, Scottsdale, AZ 85251
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 08 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Rosalie C. Carroll, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Equivest Securities, LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Manager & Member, FinOp

Title

Notary Public



OFFICIAL SEAL
LAURA GALLOP
NOTARY PUBLIC - State of Arizona
MARICOPA COUNTY
My Comm. Expires Aug. 7, 2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EQUIVEST SECURITIES, LLC

FINANCIAL STATEMENTS

AND ADDITIONAL INFORMATION

YEAR ENDED DECEMBER 31, 2006

DONALD W. STOKER, P.C.
CERTIFIED PUBLIC ACCOUNTANT

CONTENTS



Donald W. Stoker, P.C.
5743 E. Thomas Rd. Ste. 1
Scottsdale, AZ 85251
Tel (480) 425-7030
Fax (480) 425-7046

INDEPENDENT AUDITOR'S REPORT

February 14, 2007

TO THE MEMBERS OF
EQUIVEST SECURITIES, LLC
Scottsdale, Arizona

We have audited the accompanying balance sheets of **EQUIVEST SECURITIES, LLC** as of December 31, 2006 and the related Statement of Financial Condition, Statements of Operations, Statement of Members' Capital Accounts, and Cash Flows for the year ending. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also included assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of **EQUIVEST SECURITIES, LLC** as of December 31, 2006 and the results of its operation and cash flows for the period then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared solely from the accounts of **EQUIVEST SECURITIES, LLC** and they do not include the personal accounts of the partners or those of any other operation in which they are engaged. Income from the members is reported in the members' Federal income tax return. Therefore, no income taxes have been recorded in these financial statements.

Donald W. Stoker, P.C.
Certified Public Accountant

EQUIVEST SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

CURRENT ASSETS	
Cash in Bank	$ 17,415
Accounts Receivable	$ 570,000
Total Assets	**$ 587,415**

LIABILITES AND MEMBERS' EQUITY

TOTAL LIABILITIES	
Accounts Payable	$ 123
Total Liabilities	**$ 123**
MEMBERS' EQUITY	
Members' Capital	$ 587,292
Total Members' Equity	**587,292**
TOTAL LIABILITES AND MEMBERS' EQUITY	**$ 587,415**

See Accountant's Report
The accompanying notes are an integral part of the financial statements.

Donald W. Stoker
Certified Public Accountant

EQUIVEST SECURITIES, LLC
STATEMENT OF OPERATIONS
DECEMBER 31, 2006

INCOME	$	594,261
EXPENSES		
Administrative fees	$	80,000
Computer		1,911
Insurance		368
Office expense		2,646
Outside services		16,004
Dues and subscriptions		140
Miscellaneous		416
Postage and delivery		2,889
Printing		3,081
Registration		7,568
Rent		12,000
Regulatory		7,001
Telephone		4,602
Professional Fees		4,619
Travel and Entertainment		77
Total Expenses	**$**	**143,321**
TOTAL OPERATING INCOME	**$**	**450,940**

See Accountant's Report
The accompanying notes are an integral part of the financial statements.

Donald W. Stoker
Certified Public Accountant

EQUIVEST SECURITIES, LLC
STATEMENT OF MEMBERS' CAPITAL ACCOUNTS
YEAR ENDED DECEMBER 31, 2006

	Balance December 31, 2005	Contributions	Profit Allocation	Distributions	Balance December 31, 2006
Member One	97,175		225,470		322,645
Member Two	39,177		225,470		264,647
	$ 136,352	$ 0	$ 450,940	$ 0	$ 587,292

See Accountant's Report
The accompanying notes are an integral part of the financial statements.

Donald W. Stoker
Certified Public Accountant

EQUIVEST SECURITIES, LLC
STATEMENT OF CASH FLOW
DECEMBER 31, 2006

OPERATING ACTIVITIES	
Net Operating Profit	$ 450,940
Adjustments to reconcile Accumulated Deficit	
To net cash provided by beginning operations	
Change in Accounts Receivable	(570,000)
Change in Accounts Payable	(1,290)
	(571,290)
NET CASH PROVIDED BY OPERATING ACTIVITIES	**$ (120,350)**
NET INCREASE/DECREASE IN CASH	**$ (120,350)**
CASH AT BEGINNING OF YEAR	**$ 137,765**
CASH AT END OF YEAR	**$ 17,415**

See Accountant's Report
The accompanying notes are an integral part of the financial statements.

Donald W. Stoker
Certified Public Accountant

EQUIVEST SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of the Business

Equivest Securities, LLC (the "Company") is an Arizona limited liability company that was formed in February 2003. It was granted membership into the National Association of Securities Dealers on November 19, 2003 and given approval status effective December 2, 2003. The Company's business is limited to the selling of private placement offerings in accordance with the requirements of Regulation D of the Securities and Exchange Commission. The Company does not maintain customer accounts, hold customer monies, or hold customer securities. The Company maintains a policy of promptly forwarding any customer checks to the escrow agent or private placement so identified as the payee. Therefore, a "Computation For Determination of the Reserve Requirements and Information Relating to the Possession or Control Requirements" is not a component of this report.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to credit risk consist principally of the receivables. All receivables were due from All State Associates of Pinal XII, LLC.

Income Taxes

The Company has elected to be treated as a partnership under rules of the Internal Revenue Code. Accordingly, the tax effects of the Company's operation will be reflected on the tax return of the individual owners.

NOTE 2: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate. The Company had net capital of $17,292 at December 31, 2006.

NOTE 3: RELATED PARTIES

C. Thomas Cummings is a member of the Company and also is the key principal of the manager of various investment partnerships including, All State Associates of Pinal XII, LLC. The Company sold interests for and on behalf of that entity for which the Company received the commission income disclosed in the financial statements. Mr. Cummings makes available to the Company certain administrative and office support services. The Company pays a pre-determined amount of those expenses to various affiliates of Mr. Cummings for the use of such services in the course of its normal business operations.

The Company paid $12,000 to All State Management Co., Inc., an entity controlled by C. Thomas Cummings, a Company member, for office space used by the Company. The Company's agreement with All State Management is a month-to-month tenancy without specific termination due to the fact that Mr. Cummings is the owner of the office complex.

NOTE 4: MEMBER CAPITAL

The Company made no contributions to capital during the period ending December 31, 2006.

The Company's income or loss was allocated to the members based on the member's capital interest for the period that the member had an interest in the Company. Profits and losses are allocated based on the applicable ownership percentages and the profits or losses incurred to the date of the assignment.

NOTE 5: SUBSEQUENT EVENTS

The Company elected subsequent to year-end to elected to be taxed as an S corporation under rules of the Internal Revenue Code.

Donald W. Stoker
Certified Public Accountant

EQUIVEST SECURITES, LLC

SUPPLEMENTAL SCHEDULES

Donald W. Stoker
Certified Public Accountant

EQUIVEST SECURITIES, LLC
COMPUTATION OF NET CAPITAL
UNDER SEC NET CAPITAL RULE 15c3-1
DECEMBER 31, 2006

Total ownership Equity Qualified for Net Capital	$587,292
Additions	0
Deductions: Non-allowable assets	
Accounts Receivable	(570,000)
Net Capital	$ 17,292
Less: Required Net Capital	(5,000)
Excess Net Capital	$ 12,292

COMPUTATION OF NET CAPITAL REQUIREMENT

Minimum Net Capital Required (6 2/3% of Aggregate Indebtedness)	None
Minimum Dollar Net Capital Requirement	$ 5,000
Net Capital Requirement (greater of above)	$ 5,000

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total Liabilities	123
Total Aggregate Indebtedness	123

Donald W. Stoker
Certified Public Accountant

EQUIVEST SECURTIES, LLC
DECEMBER 31, 2006

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL WITH THE COMPUTATIONS INCLUDED IN PART IIA OF FORM X17A-5 AS OF THE SAME DATE

Net Capital per Focus Report	$ 17,292
Changes resulting from audit adjustments	
Net capital per audit report	$ 17,292

Donald W. Stoker, P.C.
Certified Public Accountant
5743 East Thomas Road, Suite 1
Scottsdale, AZ 85251
Tel (480) 425-7030
Fax (480) 425-7046

February 16, 2007

To the Members of
Equivest Securities, LLC
Tempe, Arizona

In planning and performing our audit of the financial statements of EQUIVEST SECURITIES, LLC for the period ended December 31, 2006; we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the securities and exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practice and procedures) followed by EQUIVEST SECURITIES, LLC that we considered relevant to the objective stated in Rule 17a-5(g)(1) in making the periodic computation of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11). We did not review the practices and procedures followed by the Company in making the quarterly securities examination, courts, verifications, and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors on the Federal Reserve System because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practice and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related cost of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those

practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practice and procedures are to provide management with reasonable but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that, transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statement in accordance with generally accepted accounting principles. Rule 17a-5(g) list additional objective of the practice and procedures listed in the preceding paragraph.

Because of inherent limitation in any internal accounting control procedures or the practice and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amount that would be material in relation to the financial statement being audited my occur and not be detected with a timely period by employees in the normal course of performing their assigned functions. However, we noted no matter involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding, and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, In. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.



Donald W. Stoker
Certified Public Accountant
Scottsdale, Arizona



Donald W. Stoker, P.C.
5743 E. Thomas Rd. Ste. 1
Scottsdale, AZ 85251
Tel (480) 425-7030
Fax (480) 425-7046

February 16, 2007

To THE MEMBERS of
EQUIVEST SECURITIES, LLC
Scottsdale, Arizona

We have performed a review of the Anti-Money Laundering (AML) Program of **EQUIVEST SECURITIES, LLC** as of December 31, 2006. Such a review was carried out as part of the Firm's AML Compliance and Supervisory Procedures. Testing conducted by the undersigned involved (i) a review of the Firm's AML program, (ii) a review of transactions carried out in the Firm's customer accounts and (iii) a determination of findings regarding the Firm's compliance with its stated AML program.

The undersigned's determination of findings are as follows:

EQUIVEST SECURITIES, LLC has under 220 customer accounts. As such, all accounts were reviewed for compliance in accordance with the firm AML program procedures. No deficiencies were noted.

1) The compliance and supervisory procedures associated with the Firm's AML Program remain unchanged from those reviewed by the undersigned and subsequently submitted in 2006.

2) As of December 31, 2006, the Firm's AML Compliance Officer is Rosalie C. Carroll.

Please contact the undersigned if you have any questions or require further information regarding the above noted review of the Firm's AML Program.

Donald W. Stoker, P.C.
Certified Public Accountant

END